

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Mr. Ron Chan Tze Ngon
Chairman and Chief Executive Officer
ChinaCast Education Corporation
Suite 08, 20/F, One International Financial Centre
1 Harbour View Street
Central, Hong Kong

> **Re: ChinaCast Education Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed December 8, 2011**
> **File No. 001-33771**

Dear Mr. Chan:

We have reviewed your response letter dated December 14, 2011 responding to our comment letter dated December 12, 2011 regarding the filing above and we have the following additional comments.

1.   We note your response to prior comment 2. Please supplement the Company's proxy Statement to acknowledge the Company's non-compliance with Rule 14a-13(a)(3). Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company's non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

2.   We note your response to prior comment 6. As of the date of this letter, it does not appear the Company has issued a press release and filed such soliciting materials with the Commission. As the Annual Meeting is scheduled for December 20, 2011, please advise whether and how the Company has disseminated such clarifying information.

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Please direct any questions to Jonathan Groff at (202) 551-3458 or to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP